Valley Forge Life Insurance Company

A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn Street
Chicago, Illinois  60685                             Reading, Pennsylvania 19601




                       ROTH INDIVIDUAL RETIREMENT ANNUITY
                                   ENDORSEMENT

This endorsement is made a part of the annuity contract to which it is attached, and the following provisions apply in lieu of any provisions in the contract to the contrary. The provisions of this endorsement meet the requirements of
Section 408A and have been automatically approved by the Internal Revenue Service (IRS).

The annuitant is establishing a Roth individual retirement annuity (Roth IRA) under Section 408A to provide for his or her retirement and for the support of his or her beneficiaries after death. The contract is for the exclusive benefit of the annuitant or his or her beneficiaries.

This Roth IRA can be used by an annuitant to hold:

     (a) IRA Conversion Contributions, amounts rolled over or transferred from another Roth IRA, and annual cash contributions of up to $2,000 from the annuitant; and

     (b)  If  designated  as  a  Roth   Conversion   IRA,  only  IRA  Conversion
          Contributions for the same tax year.

Article I - If this Roth IRA is not designated as a Roth Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e), the Issuer will accept only cash contributions and only up to the maximum amount of $2,000 for any tax year of the annuitant.

If this Roth IRA is designated as Roth Conversion IRA, no contributions other than IRA Conversion Contributions made during the same tax year will be accepted.

Article II - The $2,000 limit described in Article I is gradually reduced to $0 between certain levels of adjusted gross income (AGI). For a single annuitant, the $2,000 annual contribution is phased out between AGI of $95,000 and $110,000; for a married annuitant who files jointly, between AGI of $150,000 and $160,000; and for a married annuitant who files separately, between $0 and $10,000. In the case of a conversion, the Issuer will not accept IRA Conversion Contributions in a tax year if the annuitant's AGI for that tax year exceeds $100,000 or if the annuitant is married and files a separate return. Adjusted gross income is defined in Section 408A(c)(3) and does not include IRA Conversion Contributions.

Article III - The annuitant's interest in the contract is nonforfeitable and nontransferable.

Article IV - The contract does not require fixed contributions.

Article V - If the annuitant dies before his or her entire interest in the contract is distributed to him or her and the annuitant's surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of the annuitant or, if the annuitant has not so elected, at the election of the beneficiary, either:

     (a) Be distributed by December 31 of the calendar year containing the fifth anniversary of the annuitant's death; or

     (b) Be distributed over the life, or a period not longer than the life expectancy, of the designated beneficiary starting no later than December 31 of the calendar year following the calendar year of the annuitant's death. Life expectancy is computed using the expected return multiples in Table V of section 1.72-9 of the Income Tax Regulations.

If distributions do not begin by the date described in (b),  distribution method
(a) will apply.

If the annuitant's spouse is the sole beneficiary on the annuitant's date of death, such spouse will then be treated as the annuitant.

Article VI - The annuitant agrees to provide the Issuer with information necessary for the Issuer to prepare any reports required under Sections 408(I) and 408A(d)(3)(E), and Regulations sections 1.408-5 and 1.408-6, and under guidance published by the IRS. The Issuer agrees to submit reports to the IRS and the annuitant as prescribed by the IRS.

Article VII - Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that are not consistent with Section 408A, the related regulations, and other published guidance will be invalid.

Article VIII - This endorsement will be amended from time to time to comply with the provisions of the Code, related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the contract.

Article IX - This article contains additional information and amendments as they relate to the annuity contract to which this endorsement is attached.

Definitions - For purposes of this endorsement, the following definitions apply:

Annuity Contract - The "annuity contract" is the legal document which evidences the establishment of the Roth IRA, whether such document is referred to as "annuity contract", "policy", "contract" or "certificate".

Annuitant - The "annuitant" is the person who establishes the annuity contract, whether the annuity contract refers to such person as "owner", "owner/annuitant', "you" or "participant". While such person is living, he or she shall be the sole annuitant.

Contribution - The term "contribution" means any amount paid to the Issuer under the annuity contract, whether the annuity contract refers to such payment as
"premium", "purchase payment", or "single premium". In all cases, the contribution must be in cash.

IRA Conversion Contribution - Amounts rolled over, transferred, or considered transferred from a non- Roth IRA to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in Section 408(a) or 408(b), other than a Roth IRA.

Issuer - The "Issuer" is Valley Forge Life Insurance Company, whether the annuity contract refers to the Issuer as "Company" or "us".

Roth Conversion IRA - A Roth IRA that accepts only IRA Conversion Contributions made during the same tax year.

Section - The term "section" refers to sections of the Internal Revenue Code of 1986, as amended, unless otherwise noted.

Tax Qualification - The annuity contract as amended by this endorsement is intended to qualify as part of a tax-qualified retirement plan, arrangement or contract that meets the requirements of Section 408A (a "Roth IRA"). To that end, the provisions of this endorsement and the annuity contract, including any other rider or endorsements, are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. The Issuer reserves the right to amend this endorsement or the annuity contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform the annuity contract to any applicable changes in the tax qualification requirements. The Issuer will send the annuitant a copy of any such amendment. If the annuitant refuses such an amendment, it must be given to the Issuer in writing. The annuitant's refusal may result in adverse tax consequences.


Signed for the Company at its Executive Office in Chicago, Illinois.